Exhibit 12.1

Huntsman Corporation
Computation of Ratio of Earnings to Fixed Charges
and Preferred Dividends

	Pro Forma	Historical
	Nine Months Ended Sep. 30, 2004	Nine Months Ended Sep. 30, 2004	Nine Months Ended Sep. 30, 2003	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999
	(Dollars in Millions)
Fixed charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$308.3	$464.4	287.2	$433.4	$198.4	$242.8	$222.0	$204.8
Interest portion of rent expense	9.5	9.5	8.4	12.8	12.2	16.7	17.6	16.2
Preference security dividend requirements of consolidated subsidiaries	—	—	3.7	4.9	13.6	19.8	20.0	34.2

Total fixed charges	317.8	473.9	299.2	451.1	224.2	279.3	259.6	255.2
Preferred dividends:
Preferred dividend requirement	28.7	59.1	54.7	82.2	18.8	—	—	—

Total fixed charges and preferred dividend requirement	$346.5	$533.0	$353.9	$533.3	$243.0	$279.3	$259.6	$255.2

Earnings:
Pretax income (loss) from continuing operations before minority interest and equity income (loss)	$(98.0)	$(254.1)	$(180.3)	$(253.0)	$(116.5)	$(954.0)	$(271.0)	$(118.7)
Fixed charges	317.8	473.9	299.2	451.1	224.2	279.3	259.6	255.2
Amortization of capitalized interest	6.0	6.0	2.0	5.3	2.7	2.7	2.7	2.8
Distributed income of equity investees	—	—	—	—	—	—	8.0	—
Less:
Interest capitalized	(4.9)	(4.9)	(7.3)	(5.1)	(3.3)	(3.7)	(4.0)	(6.4)
Preference security dividend requirements of consolidated subsidiaries	—	—	(3.7)	(4.9)	(13.6)	(19.8)	(20.0)	(34.2)

Total earnings	$220.9	$220.9	$110.0	$193.4	$93.5	$(695.5)	$(24.7)	$98.7

Ratio of earnings to fixed charges and preferred dividends	—	—	—	—	—	—	—	—

Deficiency of earnings to fixed charges and preferred dividends	$125.6	$312.1	$244.0	$339.9	$149.5	$974.8	$284.3	$156.5